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SCHEDULE 13G
(Amendment No. 1 – Final Amendment)

Under the Securities Exchange Act of 1934

AECOM TECHNOLOGY CORPORATION
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

00766T100
(CUSIP Number)

December 31, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00766T100	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ziff Asset Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 4,319,372
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 4,319,372
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,319,372
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 00766T100	13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PBK Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 4,669,727
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 4,669,727
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,669,727
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 00766T100	13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Philip B. Korsant
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 4,669,727
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 4,669,727
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,669,727
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 00766T100	13G	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ZBI Equities, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 4,669,727
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 4,669,727
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,669,727
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

Item 1. (a)                      Name of Issuer

Aecom Technology Corp.

Item 1. (b)                      Address of Issuer’s Principal Executive Offices

555 South Flower Street, Suite 3700
Los Angeles, CA 90071

Item 2.  (a)                      Name of Person Filing

This Schedule 13G is being filed on behalf of the following persons (the “Reporting Persons”)*:

(i)           Ziff Asset Management, L.P. (“ZAM”);
(ii)          PBK Holdings, Inc. (“PBK”);
(iii)         Philip B. Korsant; and
(iv)         ZBI Equities, L.L.C. (“ZBI”).

*           Attached as Exhibit A is a copy of an agreement among the Reporting Persons that this Schedule 13G is being filed on behalf of each of them.

Item 2.  (b)              Address of Principal Business Office or, if None, Residence

Ziff Asset Management, L.P.
283 Greenwich Avenue
Greenwich, CT  06830

PBK Holdings, Inc.
283 Greenwich Avenue
Greenwich, CT  06830

Philip B. Korsant
283 Greenwich Avenue
Greenwich, CT  06830

ZBI Equities, L.L.C.
283 Greenwich Avenue
Greenwich, CT  06830

Item 2.  (c)               Citizenship

See Item 4 of the attached cover pages.

Item 2.  (d)                   Title of Class of Securities

Common Stock, par value $.01 per share (the “Common Stock”)

Item 2.  (e)                   CUSIP Number

00766T100

Item 3.

Not applicable as this Schedule 13G is filed pursuant to Rule 13d-1(c).

Item 4.                          Ownership

(a)           Amount beneficially owned:

See Item 9 of the attached cover pages.

(b)           Percent of class:

See Item 11 of the attached cover pages.

(c)           Number of shares as to which such person has:

(i)           Sole power to vote or to direct the vote:

                               See Item 5 of the attached cover pages.

(ii)          Shared power to vote or to direct the vote:

                               See Item 6 of the attached cover pages.

(iii)         Sole power to dispose or to direct the disposition:

                               See Item 7 of the attached cover pages.

(iv)         Shared power to dispose or to direct the disposition:

                               See Item 8 of the attached cover pages.

Item 5.                      Ownership of Five Percent or Less of a Class

Item 5 is hereby amended and restated in its entirety as follows:

If this statement is being filed to report the fact that as of the date of event which requires filing hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.                      Ownership of More than Five Percent on Behalf of Another Person

Item 6 is hereby amended and restated in its entirety as follows:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.                      Identification and Classification of Members of the Group

Not Applicable.

Item 9.                      Notice of Dissolution of Group

Not Applicable.

Item 10.                    Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2008

ZIFF ASSET MANAGEMENT, L.P. By: PBK Holdings, Inc., its general partner
By:	/s/ DAVID GRAY
	Name:	David Gray
	Title:	Vice President

PBK HOLDINGS, INC.
By:	/s/ DAVID GRAY
	Name:	David Gray
	Title:	Vice President

/s/ PHILIP B. KORSANT
Philip B. Korsant

ZBI EQUITIES, L.L.C. By: PBK Holdings, Inc., its sole member
By:	/s/ DAVID GRAY
	Name:	David Gray
	Title:	Vice President

EXHIBIT A

The undersigned, Ziff Asset Management, L.P., a Delaware limited partnership, PBK Holdings, Inc., a Delaware corporation, Philip B. Korsant, and ZBI Equities, L.L.C., a Delaware limited liability company, hereby agree and acknowledge that the information required by this Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them.  The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  February 13, 2008

ZIFF ASSET MANAGEMENT, L.P. By: PBK Holdings, Inc., its general partner
By:	/s/ DAVID GRAY
	Name:	David Gray
	Title:	Vice President

PBK HOLDINGS, INC.
By:	/s/ DAVID GRAY
	Name:	David Gray
	Title:	Vice President

/s/ PHILIP B. KORSANT
Philip B. Korsant

ZBI EQUITIES, L.L.C. By: PBK Holdings, Inc., its sole member
By:	/s/ DAVID GRAY
	Name:	David Gray
	Title:	Vice President